12010264

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50755

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 AND ENDING 12/31/2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WHARTON CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 KENSINGTON CIRCLE
(No. and Street)

NORTH HILLS, N.Y. 11030
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
HOWARD KERKER (516) 304-5725
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA
(Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, N.Y. N.Y. 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HOWARD KERKER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WHARTON CAPITAL MARKETS, LLC of DECEMBER 31, 20 11, as are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

SUBSCRIBED AND SWORN
TO BEFORE ME
THIS 14 DAY OF Feb. 2012
BY
Notary Public
NOTARY PUBLIC

YANA P. KALINKOVA
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN NASSAU COUNTY
NO. 01KA6183316
MY COMMISSION EXPIRES MAR. 17, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHARTON CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

DECEMBER 31, 2011

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

WHARTON CAPITAL MARKETS, LLC

CONTENTS

DECEMBER 31, 2011

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Members of

WHARTON CAPITAL MARKETS, LLC

I have audited the accompanying statement of financial condition of Wharton Capital Markets, LLC as of December 31, 2011, and the related statements of income, changes in members' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Wharton Capital Markets, LLC as of December 31, 2011, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 18, 2012

WHARTON CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS:		
Cash		$ 8,451
Prepaid expenses		250
Total assets		**$ 8,701**
LIABILITIES:		
Accrued expenses payable		$ 1,302
Total liabilities		**1,302**
MEMBERS' CAPITAL:		
Members' capital	$ 7,399	
Total Members' capital		**7,399**
Total liabilities and members' capital		**$ 8,701**

See notes to financial statements.

WHARTON CAPITAL MARKETS, LLC

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:		
Consulting fees		$ 22,500
Interest income		2
Total revenue		**22,502**
Expenses:		
Employee compensation	$ 30,000	
Registrations and assessments	2,171	
Professional fees	18,863	
Insurance	485	
Administrative expense	4,000	
Taxes	24,511	
Rent	1,000	
Other expenses	8,599	
Total expenses		**89,629**
Net income		**$(67,127)**

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

WHARTON CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS

DECEMBER 31, 2011

Cash flows from operating activities		
Net loss		$ (67,127)
Changes in operating assets and liabilities:		
Decrease in accrued expenses	$(149)	
Increase in prepaid expenses	(250)	(399)
Net cash decrease provided by operating activities		(67,526)
Cash used in investing activities		
Withdrawals		(4,000)
Capital contributed		71,000
Net decrease in cash and cash equivalents		(526)
Cash and cash equivalents-January 1, 2011		**8,977**
Cash and cash equivalents-December 31, 2011		**$ 8,4517**

See notes to financial statements

WHARTON CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2011

Members' capital, January 1, 2011			$ 7,526
Add:	Capital contributed		71,000
Less:	Withdrawals	$ 4,000	
	Net loss	67,127	(71,127)
Members' capital, December 31, 2011			**$ 7,399**

See notes to financial statements.

WHARTON CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2011

1. ORGANIZATION:

Wharton Capital Markets, LLC (the "Company") was organized as a limited liability company under the laws of the State of New York on February 27, 1997. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulation Authority, Inc. ("FINRA"). The Company provides investment banking and corporate finance services to domestic and international companies.

The principal business of the Company is to act as placement agent in the private placement of corporate securities in offerings exempt from registration under the Securities Act of 1933, as amended (the "Act"). Placements of such securities are only offered to accredited investors in accordance with the rules and the provisions of Regulation D of the Act. The Company does not have any trading accounts, nor hold cash or securities for or on behalf of any customers or clients.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash and Cash Equivalents – The Company defines cash and cash equivalents as cash and short-term highly liquid investments having original maturities of 90 days or less. All cash is on deposit with a major money center bank.

Use of Estimates – The preparation of the statement of financial condition is conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Estimates, by their nature, are based on judgment and available information. Management believes that estimates utilized in preparation of the statement of financial condition are prudent and reasonable. Actual results could differ from those estimates. Estimates that are particularly susceptible to change include assumptions used in determining the fair value of investments.

Income taxes – The Company is treated as a partnership for federal and state tax purposes, as each member is individually responsible for reporting income or loss as required by federal and state tax regulations. The Company is subject to New York City Unincorporated Business Tax (UBT) and has assessed its tax provision in accordance with the Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.*

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standard No. 107, *Disclosure About Fair Value of Financial Instruments,* requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at fair or contracted amounts, which approximate fair value.

4. RELATED PARTIES

Certain members of the Company are shareholders of Wharton Capital Corp. ("WCC") and Wharton Capital Partners Ltd. ("WCP").

5. NET CAPITAL REQUIREMENTS

As a broker-dealer and member organization of the Financial Industry Regulatory Authority Inc. (FINRA), the Company is subject the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000 whichever is greater. At December 31, 2011, the Company had net capital of $7,149 as indicated on page 8 of this audited report, which was $2,149 in excess of it's required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 18.21 to 1.

WHARTON CAPITAL MARKETS, LLC

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2011

Members' capital		$ 7,399
Less: non-allowable assets		(250)
Net capital before haircuts		7,149
Less: haircuts		-0-
Net capital		**7,149**
Greater of:		
Minimum dollar net capital required	$5,000	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $1,302)	$ 86	5,000
Excess net capital		**$ 2,149**
Excess net capital at 1000%		**$ 1,149**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 1,302
Percentage of aggregate indebtedness to net capital	18.21%

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

WHARTON CAPITAL MARKETS, LLC

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2011

Net Capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 7,149
Audit Adjustments	-0-
Net capital per audited report, December 31, 2011	**$ 7,149**

No material differences existed between the unaudited and audited net capital computation.

See notes to financial statements

WHARTON CAPITAL MARKETS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (i), of the rule.

WHARTON CAPITAL MARKETS, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2011

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (i), of the rule.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

(516) 742-2198
FAX (516) 742-5813

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Members' of

WHARTON CAPITAL MARKETS, LLC

In planning and performing my audit of the financial statements and supplementary schedules of Wharton Capital Markets, LLC (the "Company") for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I no not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control

A *material weakness* is a significant deficiency, or combination of significant deficiencies that results in more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulation Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 18, 2012